MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

20 March 2003

03 MAR 25 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549

03007772

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 March 2003, the Company filed with the London Stock Exchange an announcement regarding the Annual General Meeting of MyTravel Group plc .

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030320

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	AGM Statement
Headline	AGM Statement
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 0180J.

Announcement 0180J will now appear in your Status List.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	AGM Statement	15:48 20 Mar 03	15:48 20 Mar 03		

Full Announcement Text

MYTRAVEL GROUP PLC

APPROVAL OF RESOLUTIONS

MyTravel Group plc

20 March 2003

The Board of MyTravel Group plc announces that at the Annual General Meeting held at 11.00hrs today, each of the resolutions contained in the Notice of Annual General Meeting dated 17 February 2003 was passed by the appropriate majority.

Accordingly, the Report and Accounts were received, each of the directors submitted for re-election was

reappointed, Deloitte & Touche were re-appointed as auditors, the directors were authorised to allot relevant securities, the limited disapplication of statutory pre-emption rights was approved and the amendments to the Company's Articles of Association referred to in the Notice of Annual General Meeting were approved.

As previously announced, Mr Mike Lee today stepped down from the Board.

Enquiries :

Greg McMahon MyTravel Group plc 0161 232 6515

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

21 March 2003

03 MAR 25 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21 March 2003, the Company filed with the London Stock Exchange an announcement regarding Holdings in the Company.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030321

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

03 MAR 25 PM 7:21

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 0609J.

Announcement 0609J will now appear in your Status List.

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

MyTravel Group plc

2. Name of director

Sir Tom Farmer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

1,611,935

8. Percentage of issued class

0.326%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 10p each

12. Price per share

1,000,000 at 13p per share
500,000 at 12.75p per share
111,935 at 12.5p per share

13. Date of transaction

20 March 2003

14. Date company informed

21 March 2003

15. Total holding following this notification

5,186,935

16. Total percentage holding of issued class following this notification

1.048%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary – 0161 232 6567

25. Name and signature of authorised company official responsible for making this notification

Mike Vaux Assistant Company Secretary

Date of Notification

21 March 2003